Healthcare Capital Corp.

301 North Market Street

Suite 1414

Wilmington, DE 19801

VIA EDGAR

January 11, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Jeffrey Lewis

Re:	Healthcare Capital Corp.
Registration Statement on Form S-1
Filed December 21, 2020
File No. 333-251527

Dear Mr. Lewis:

Healthcare Capital Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on December 28, 2020, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on December 21, 2020. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form S-1

General

1. We note your disclosure regarding Value Base Mergers & Acquisitions Ltd. Please disclose in the filing how Value Base and your board advisors plan to assist you in the completion of the offering and assist you in sourcing and negotiating with potential business combination targets. Also describe how your advisors will fulfill some of the same functions as your board members and how working with Value Base would reduce uncertainties with raising additional private capital. Please provide appropriate disclosure required under Item 508 of Regulation S-K, including the terms of any material agreement or compensation, or advise.

Response: In response to the Staff’s comment, we have added disclosure regarding Value Base on pages 77 and 148 of the registration statement. The new subsection describes Value Base’s anticipated role in the offering and support of a potential business combination. In connection with the offering, Value Base may identify potential Israeli institutional investors and refer such institutions to Cantor, as representative of the underwriters in the offering. In the event that Israeli institutional investors introduced by Value Base to Cantor purchase units in the offering, Value Base may receive compensation in connection therewith. Any such compensation would be paid at the same rate as other selected dealers involved in the offering. We also intend to work together with Value Base and its subsidiaries to identify potential target candidates that are based in Israel, have Israeli founders or have other Israeli relationships. In addition, Value Base may assist us in identifying investors in Israel and the Gulf Region in connection with a future securities offering if additional capital is needed to complete a business combination. We do not have any agreements with Value Base regarding their potential role in a future transaction; however, we may enter into agreements in the future on terms consistent with arms-length market terms.

We thank the Staff for its review of the foregoing and the registration statement. If you have further comments, please feel free to contact to our counsel, Tamar Donikyan, at TDonikyan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ William Johns
William Johns
Chief Executive Officer
Healthcare Capital Corp.

cc:	Tamar Donikyan, Esq.